Exhibit 12.1

Textainer Group Holdings Limited and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(All currency expressed in United States dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income (loss) before taxes	$20,983	$(55,930)	$115,103	$172,487	$190,909
Add back: Fixed charges	121,771	88,380	83,731	91,555	88,688

Calculated earnings	$142,754	$32,450	$198,834	$264,042	$279,597
Fixed Charges Calculation:
Interest expense	$117,475	$85,215	$76,063	$79,117	$84,279
Write-off of unamortized deferred debt costs and bond discounts	$7,550	$—	$458	$6,814	$895
Realized losses on interest rate swaps, collars and caps, net	1,191	8,928	12,823	10,293	8,409
Interest expense portion of rental expense	1,144	422	538	519	450
Impact of fixed charges on net income attributable to the noncontrolling interest	(5,589)	(6,185)	(6,151)	(5,188)	(5,345)

Total fixed charges	$121,771	$88,380	$83,731	$91,555	$88,688
Fixed charges exclude capitalized interest; capitalized interest is zero
Ratio: Earnings/Fixed Charges	1.17	0.37	2.37	2.88	3.15
Interest expense portion of rental expense is estimated as follows:
Rent expense—office	$3,432	$1,265	$1,614	$1,557	$1,350
Estimated interest portion	33%	33%	33%	33%	33%

Calculated interest expense portion of rental expense	$1,144	$422	$538	$519	$450

Note: Interest component of rental expense estimated to be 1/3 of rental expense, which represents a reasonable approximation of the interest factor.